
Mail Stop 3720

December 16, 2015

Kenneth Tan
Chief Executive Officer
7/F., Darton Tower
142 Wai Yip Street, Kwun Tong
Kowloon, Hong Kong

> **Re:** **Sino Payments, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2014**
> **Response Dated December 8, 2015**
> **File No. 000-53537**

Dear Mr. Tan:

We have reviewed your December 8, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Exhibits

1. We note on page 4 that you state that current dated certifications from your Chief Executive Officer and Chief Financial Officer have been included as exhibits to this amendment, but no exhibits are attached to the Form 10-K/A filed December 8, 2015. Please amend the 10-K/A to file certifications from your chief executive officer and chief financial officer.

You may contact Claire DeLabar, Senior Staff Accountant, at (202) 551-3349 or Terry French, Accounting Branch Chief, at (202) 551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications